Page 1 of 6
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                            (Amendment No. 3)

                    FLORIDA PUBLIC UTILITIES COMPANY
                            (Name of issuer)

                      COMMON STOCK $1.50 PAR VALUE
                     (Title of Class of Securities)

                                341135101
                             (CUSIP Number)

    WILLIAM C. BOYLES, P.O. BOX 615, DOVER, DE  19903  (302)734-6744
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                        JANUARY 26, 27 & 30, 1995
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: One paper copy of this filing is being sent to the Commission in accordance with Rule 901(d) of Regulation S-T. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                   (Continued on the following pages)

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                              SCHEDULE 13D
CUSIP No.  341135101

1.   Name of reporting person:  Chesapeake Utilities Corporation
     IRS No.:  51-0064146

2.   Not member of a group.

3.   SEC USE ONLY

4.   Source of funds:  WC OO

5. No disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).

6.   Place of Organization:  Delaware

7.   Sole Voting Power:  102,732

8.   Shared Voting Power:  zero

9.   Sole Dispositive Power:  102,732

10.  Shared Dispositive Power:  zero

11.  Aggregate amount beneficially owned by each reporting
     person:  102,732

12.  Aggregate amount in row 11 does not exclude certain shares.

13.  Percent of class represented by amount in row 11:  7.1%

14.  Type of reporting person:  CO

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                             INTRODUCTION
                             ============

This Amendment No. 3 to Schedule 13D amends the Amendment No. 2 to Schedule 13D filed on October 4, 1990 by Chesapeake Utilities Corporation, relating to the beneficial ownership of shares of common stock, par value $1.50 per share, of Florida Public Utilities Company. As this is Chesapeake's first electronic filing, the text that follows comprises information from the original Schedule 13D filed on April 13, 1988 as amended on November 14, 1988, October 4, 1990 and February 3, 1995. Items 1, 4, 6 and 7 remain unchanged.

Item 1.  Security and Issuer
- ----------------------------
The class of securities to which this Statement relates is the common stock, par value $1.50 per share ("Common Stock"), of Florida Public Utilities Company ("FPU"), a Florida corporation, whose address is 401 South Dixie, West Palm Beach, Florida 33402.

Item 2.  Identity and Background
- --------------------------------
This Statement is being filed by Chesapeake Utilities
Corporation, a Delaware corporation ("Chesapeake"), whose address is 861 Silver Lake Boulevard, Dover, Delaware 19904.

Chesapeake is a diversified utility company engaged in natural gas distribution and transmission, propane distribution and information technology services.

The name, principal occupation and business address of each executive officer and director of Chesapeake, as amended, are set forth in Exhibit A, which is incorporated by reference herein.

Neither Chesapeake nor, to its knowledge, any person named in Exhibit A has, during the last 5 years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Chesapeake nor, to its knowledge, any person named in Exhibit A has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                                      Page 4 of 6
Item 3.  Source and amount of funds or other consideration
- ----------------------------------------------------------
The source of funds for Chesapeake's purchases of FPU Common
Stock during the period October 4, 1990 through January 30, 1995 was primarily funds ($406,964.34) derived from cash dividends of FPU Common Stock that were reinvested through Chesapeake's participation in FPU's Dividend Reinvestment Plan. The balance of such funds ($38,675.00) was derived from working capital.

Item 4.  Purpose of Transaction
- -------------------------------
Chesapeake has acquired the shares of FPU Common Stock reported herein for investment purposes. Depending upon developments, including, but not limited to: the financial condition and prospects of FPU, the price of FPU Common Stock, Chesapeake's financial condition, and general economic, business, money market and stock market conditions, Chesapeake may purchase additional shares of FPU Common Stock in open market or privately negotiated transactions or decrease its equity interest in Florida Public by disposing of all or a portion of its holdings. In addition, Chesapeake believes that a combination of Chesapeake and FPU might be advantageous to both companies, and may seek to discuss with FPU the possibility of a negotiated business combination of the two companies.

Item 5.  Interest in Securities of the Issuer
- ---------------------------------------------
Chesapeake beneficially owns 102,732 shares of FPU Common Stock or 7.09% of such shares outstanding, based on 1,449,807 shares of FPU Common Stock outstanding as of January 27, 1995 as reported to Chesapeake by Mr. Jack Brown, Treasurer of FPU. Chesapeake has the sole power to vote and dispose of these shares.

The following open market purchases of the Common Stock of FPU were made by Chesapeake during the period from October 4, 1990 through January 30, 1995. No sales were made during this period.

       Date of        Amount of     Price Per   Aggregate
      Purchase         Shares         Share       Price
      --------         ------         -----       -----
      01/26/95            200       16.375      3,275.00
      01/26/95            100       16.500      1,650.00
      01/27/95          1,000       16.750     16,750.00
      01/30/95          1,000       17.000     17,000.00

                                                      Page 5 of 6
The following purchases were made by Chesapeake through participation in FPU's Dividend Reinvestment Plan.


       Date of        Amount of     Price Per   Aggregate
      Purchase         Shares         Share       Price
      --------         ------         -----       -----
      01/02/92       1,079.9240     19.250     20,788.54
      04/01/92       1,173.8430     19.375     22,743.20
      07/01/92       1,111.3320     20.750     23,060.14
      10/01/92       1,132.6158     20.625     23,360.20
      01/04/93       1,198.2785     19.750     23,666.00
      04/01/93       1,184.6685     21.000     24,878.04
      07/01/93       1,207.6527     20.875     25,209.75
      10/01/93       1,188.2740     21.500     25,547.89
      01/03/94       1,380.2992     18.750     25,880.61
      04/01/94       1,600.3059     17.000     27,205.20
      07/01/94       1,604.0168     17.250     27,669.29
      10/01/94       1,642.8876     17.125     28,134.45
      01/03/95       1,774.3188     16.125     28,610.89

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
- ---------------------------------------------------------------
None.

Item 7.  Material to Be Filed as Exhibits
- -----------------------------------------
None.

                                SIGNATURE
                                ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


CHESAPEAKE UTILITIES CORPORATION


BY:  /s/ William C. Boyles
     Treasurer and Assistant Secretary


DATE: February 3, 1995